Laura E. Flores

Partner

+1.202.373.6101

laura.flores@morganlewis.com

VIA EDGAR

October 31, 2018

Ms. Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street NE
Washington, DC 20549

Re:	Reality Shares ETF Trust – Post Effective Amendment No. 22 (File Nos. 333-192288 and 811-22911)

Dear Ms. Dubey:

This letter responds to comments conveyed to us on September 7 and 10, 2018 relating to the Reality Shares ETF Trust (the “Registrant”) Post-Effective Amendment No. 22 (“PEA No. 22”) filed on August 17, 2018. The purpose of PEA No. 22 was to introduce the Reality Shares Fundstrat DQM Long ETF (the “Fund”) as a new series of the Registrant. For ease of reference, we have set forth below each of your comments followed by the Registrant’s response to the comment. Unless otherwise noted, capitalized terms have the same meaning as contained in the prospectus (the “Prospectus”) and Statement of Additional Information (the “SAI”) included in PEA No. 22.

Index-Related Comments:

1.	Comment. Please indicate whether the Fundstrat Doctor Quant Model US Large Cap Equal Weighted LongTM Index (formerly, the Fundstrat Doctor Quant Model Large Cap Equal Weighted LongTM Index) (the “Index”) is used by others.

Response. Currently, the Adviser and the Fund are the only entities that license the Index.

2.	Comment. Please explain why the Index Provider is not an investment adviser.

Response. The Index Provider is not an investment adviser because it does not advise the Fund as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, nor does it have the authority to make investment decisions for the Fund. The Index Provider is responsible only for the development and maintenance of the Index.

Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Ms. Anu Dubey October 31, 2018 Page 2

3.	Comment. Please explain supplementally how the Index’s index methodology qualifies as a rules-based methodology.

Response. The Registrant believes the Index Methodology qualifies as a rules-based methodology because on a routine basis it is entirely driven by a quantitative model that is itself a compilation of quantitative formulas and does not contemplate or require the discretionary action of the Index Provider except in response to extraordinary circumstances. The Index’s 100 components are selected by the Doctor Quant Model, which applies a quantitative formula to a universe of the 500 largest large-cap stocks listed and traded on a U.S. exchange as measured by free float market capitalization. In short, the quantitative model scores each stock in the universe based on that stock’s score relative to each other stock’s score for each individual factor (as selected by the model) within each of the eight factor groups, adjusts the weight assigned to each factor as determined by the model’s learning algorithm, and then aggregates each stock’s factor group scores to identify the highest scoring 100 stocks for inclusion in the Index. The routine, formula-driven functioning of the model does not involve any discretionary involvement by the Index Provider in a normal operating environment. The Index Provider, however, reserves the ability to exercise reasonable discretion in determining whether one or more factors should be added to or removed from the model, including in response to extraordinary macro market events, to maintain the integrity of the Index.

4.	Comment. Please explain how the name of the Index – “Doctor Quant Model” – is relevant to the Index’s methodology or selection process.

Response. The inclusion of “Doctor” in the name of the Index is relevant because it refers to Mr. Sam Doctor, Head of Data Science Research at the Index Provider, who is responsible for developing the Index. The inclusion of “Quant Model” denotes that the Index methodology is based on a quantitative model developed by Mr. Doctor.

5.	Comment. In Section 2 of the Index Methodology – “What is Doctor Quant Model?”, please list each factor group and its sub-factors.

Response. The Index Provider has revised the Index Methodology as requested.

6.	Comment. In Section 2 of the Index Methodology, please disclose how the normalized factor group score is calculated.

Response. The Index Provider has revised the Index Methodology as requested.

7.	Comment. In Section 2 of the Index Methodology, please disclose how the weights for each factor group for each GICS sector are calculated.

Response. The Index Provider has revised the Index Methodology as requested.

8.	Comment. In Section 2 of the Index Methodology, please disclose how the individual group factor scores are calculated.

Response. The Index Provider has revised the Index Methodology as requested.

Ms. Anu Dubey October 31, 2018 Page 3

9.	Comment. Please disclose each instance in which the Index Provider exercises discretion in the calculation and maintenance of the Index (e.g., in response to mergers).

Response. The Index Provider has revised the Index Methodology to reflect that discretion would be exercised by the Index Methodology Committee only under unusual circumstances and only when it determines that a particular factor is no longer relevant to the objective of the model and removed or that a new factor is relevant and added to the model.

Prospectus Comments:

10.	Comment. Under “Principal Investment Strategy” in the Fund summary, please disclose the relevance of the name of the Index.

Response. We have revised the “Principal Investment Strategy” disclosure as requested.

11.	Comment. Please confirm that the Index Provider is not affiliated with the Distributor or any promoter of the Fund.

Response. The Registrant confirms that the Index Provider is not affiliated with the Distributor or any promoter of the Fund.

12.	Comment. Please provide the Staff with the Index Methodology for the Index.

Response. The Registrant previously provided the Staff with copies of the Index Methodology on September 6, 2018 and October 17, 2018.

13.	Comment. In the first paragraph under “Principal Investment Strategy” in the Fund summary, please clarify what is meant by “top” as it relates to the 500 U.S. exchange-traded large-cap stock universe.

Response. The Registrant has confirmed that “top” means the “largest” and we have revised the disclosure accordingly.

14.	Comment. Under “Principal Investment Strategy” in the Fund summary, please clarify whether all of the Index components will be listed and traded on a U.S. exchange.

Response. While we believe the current disclosure addresses this point in the “Principal Investment Strategy,” which states “a universe consisting of the top 500 U.S. exchange-traded large-cap stocks,” we have revised the disclosure to more clearly state that all Index components will be listed and traded on a U.S. exchange.

15.	Comment. Under “Principal Investment Strategy” in the Fund summary, please disclose whether the Index Provider exercises discretion in the calculation of the Index.

Response. We have augmented the Fund’s Principal Investment Strategy disclosure as requested.

Ms. Anu Dubey October 31, 2018 Page 4

16.	Comment. Under “Principal Investment Strategy” in the Fund summary, please disclose the frequency with which the Fund’s holdings are reconstituted.

Response. We have revised the disclosure as requested.

17.	Comment. Under “Principal Investment Strategy” in the Fund summary, please disclose each of the eight factor groups used in the Index component selection process and briefly describe the scoring methodology used to rank the securities.

Response. We have revised the Principal Investment Strategy discussion as requested.

18.	Comment. In the “More Information About the Fund’s Principal Investment Strategies” section in Item 9, please add disclosure describing the nature of the 40 fundamental and valuation factors used in the Index’s stock selection process and provide a sampling of the 40 factors.

Response. We have augmented the disclosure as requested.

19.	Comment. The Staff notes that the Fund may invest in other exchange-traded funds (“ETFs”) as part of its principal investment strategy. If appropriate, please include a line item for Acquired Fund Fees and Expenses (“AFFE”) in the Fund’s fee table.

Response. The Registrant has confirmed that currently, it is not anticipated that the expense associated with such investment will exceed 0.01% and thus, it is not necessary to include an AFFE line item in the Fund’s fee table at this point in time.

20.	Comment. Please confirm that the Registrant will include sector specific risk disclosure for each sector to which the Fund may have concentrated exposure.

Response. We have added sector specific risk disclosure, as applicable.

21.	Comment. Please confirm that the Index Provider currently does not, and will not, include back-tested performance for the Index on its website. Please also confirm that the Adviser will not include back-tested performance for the Index on its website.

Response. The Index Provider has confirmed to the Registrant that it will not include back-tested performance for the Index on its website. The Registrant also has confirmed that the Adviser will not include back-tested performance for the Index on its website.

22.	Comment. If accurate, consider disclosing as a principal risk that the Index Provider lacks experience as an index provider to a registered investment company.

Response. We have augmented the Index Production Risk description as suggested.

23.	Comment. In the “Shares of the Fund May Trade at Prices Other Than NAV” risk, please disclose that the consequence of shares trading at a premium or discount is that an investor may pay more and a redeeming shareholder may receive less than the value of the Fund’s holdings. In addition, consider removing references to “foreign securities,” if appropriate.

Response. We have revised the disclosure as requested.

Ms. Anu Dubey October 31, 2018 Page 5

24.	Comment. Please confirm that the Registrant would revise the “Principal Investment Strategy” discussion included in the Fund summary, as necessary, to reflect changes in the Index’s Index Methodology.

Response. The Registrant has confirmed that it would revise the “Principal Investment Strategy” discussion, as necessary, to reflect material changes in the Index’s Index Methodology.

25.	Comment. Please reconcile the “Capitalization Risk” risk disclosure included under “More Information About the Fund’s Principal Risks” in Item 9 with the “Large-Capitalization Securities Risk” risk disclosure included under “Principal Risks” in the Fund summary.

Response. We have revised the disclosure accordingly.

26.	Comment. In the “More Information About Principal Risks” section, please revise the “Shares of the Fund May Trade at Prices Other Than NAV” risk disclosure to disclose what the intraday indicative value calculation includes and does not include (e.g., it does not include operations expenses or other accruals).

Response. We have revised the disclosure as requested.

27.	Comment. In the “Investment Adviser and Portfolio Manager – Investment Adviser” section, include a description of the Adviser’s experience as an investment adviser and the advisory services it provides to the Fund as required by Item 10 of Form N-1A.

Response. We have augmented the disclosure as requested.

28.	Comment. In the “Investment Objective” section, please disclose the meaning and/or significance of, or consider deleting, the word “fundamental.”

Response. The Registrant has confirmed the reference to “fundamental” in the Fund’s Investment Objective is not integral to the substantive intent of the Investment Objective. Therefore, we have deleted the reference to “fundamental” in the Investment Objective.

29.	Comment. In the Principal Investment Strategy section, please briefly explain the meaning of “laggards” and “z-score.”

Response. We have revised the disclosure as requested.

30.	Comment. In the “More Information About The Fund’s Index - Index Provider” section, please clarify that the disclosed arrangement is between the Index Provider and the Adviser, and not the Index Provider and the Fund.

Response. We have revised the disclosure accordingly.

Ms. Anu Dubey October 31, 2018 Page 6

SAI Comments:

31.	Comment. In the “Creation and Redemption of Creation Units – Procedures for Creation of Creation Units” section, the Staff notes that the disclosure states that “[o]rders for Creation Units of the Fund that are effected outside the Clearing Process are likely to require transmittal by the DTC Participant earlier on the Transmittal Date than orders effected using the Clearing Process.” Please revise the language to disclose by when such orders are required to be submitted. Also, given the Staff’s recent articulation of its position regarding early cut-off times, please explain to the Staff why this early cut-off time is necessary.

Response. The Registrant has confirmed that orders processed outside the Clearing Process are not subject to an early cut-off time and need only be submitted in good order prior to the Closing Time on the Transmittal Date, and we have revised the disclosure accordingly.

32.	Comment. In the “Code of Ethics” section, please revise the disclosure to clarify that access persons are permitted to engage in personal securities transactions, including transactions in the Fund’s holdings.

Response. We have revised the SAI disclosure as requested.

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If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6101.

Sincerely,

/s/ Laura E. Flores
Laura E. Flores

cc:	Eric R. Ervin
Tom Trivella